                 INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14F-1 THEREUNDER

                    REPORT OF CHANGE IN MAJORITY OF DIRECTORS

                                  JULY 14, 1999

         Regent Group, Inc. ("Regent" or the "Company") is sending this Information Statement to you and each of Regent's other stockholders with respect to the appointment of its new Board of Directors. The appointment of a new board of directors is occurring pursuant to the Securities Purchase Agreement (the "Purchase Agreement"), dated as of July 7, 1999, between Regent and the members (the "Members") of Stock Siren.com, LLC ("Stock Siren"), a New York limited liability company.

         Under the Purchase Agreement, Regent is acquiring 100% of the outstanding ownership interests of Stock Siren in exchange for 11,550,000 shares (the "New Shares") of its common stock, par value $.06 2/3 per share (the "Common Stock"). After giving effect to their sale and issuance, the New Shares will comprise approximately 83.4% of the issued and outstanding shares of Regent's Common Stock. The Purchase Agreement provides that upon consummation of Regent's acquisition of the outstanding interests of Stock Siren in exchange for the New Shares, the existing members of the Board of Directors of Regent will appoint F. Albert Landwehr, Jr. and four persons designated by the Members to become Regent's Board of Directors.

         This information is provided for information purposes only. We are not soliciting proxies in connection with the items described herein. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

         The information contained in this Information Statement concerning Stock Siren, and the Members and their designees for Regent's Board of Directors has been furnished to Regent by Stock Siren, and Regent assumes no responsibility for the accuracy, completeness or fairness of any of that information.

         At the close of business on June 30, 1999, there were 2,296,368 shares of Regent's Common Stock issued and outstanding. Regent's Common Stock is the only class of its securities outstanding having the right to vote for the election of directors of the Company. Each share of its Common Stock entitles its record holder to one vote.

         This Information Statement is being sent to the stockholders of Regent on or about July 16, 1999.

BOARD  DESIGNEES

         The Members have informed Regent that they intend to nominate and elect to Regent Board of Directors the four persons listed below in this Information Statement (the "Members' Designees"):

     Name and Address of Designee                         Age                              Occupation
     ----------------------------                         ---                              ----------
         Anthony L. Escamilla                             34                            Secretary/Treasurer,
                                                                                        Stock Siren.com, LLC

            Robert M. Long                                40                       Chairman, Stock Siren.com, LLC.

           Eric J. Miller                                 32                      Vice President of Sales, ERO Inc.

         Anthony C. Vickerson                             40                      President, Stock Siren.com, LLC.



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

         Regent has appointed F. Albert Landwehr, Jr. as a member of the Board of Directors. Mr. Landwehr is 43 years of age and is currently employed by Sentinel Financial Corp. of Atlanta, Georgia.

         It is expected that the Members' Designees and Mr. Landwehr may assume their positions as directors at any time following the purchase by the Members of shares of Common Stock pursuant to the Purchase Agreement, and the Members' Designees and Mr. Landwehr will thereafter constitute the entire Board of Directors of Regent.

         Regent has been advised that, to the best knowledge of Stock Siren and the Members, prior to the consummation of the transactions contemplated by the Purchase Agreement, none of the Members nor any other affiliate of Stock Siren or the Members beneficially owned any equity securities, or rights to acquire any equity securities, of Regent and none had been involved in any transactions with the Regent or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth as of June 30, 1999 the beneficial ownership of voting securities of Regent by each person known to Regent to be the beneficial owner of more than 5% of any class of its voting securities as well as the beneficial ownership of equity securities of Regent by each of its directors and its directors and officers as a group. To Regent's knowledge, each person named has the sole voting and investment power with respect to the securities listed as owned by him or it.

         Only the Common Stock has voting rights.

                                                                                BENEFICIAL OWNERSHIP
                                                                 --------------------------------------------------
                                                                   NUMBER OF SHARES OF            APPROXIMATE
                                                                      COMMON STOCK            PERCENTAGE OF CLASS
    NAME AND ADDRESS OF BENEFICIAL OWNER                          BENEFICIALLY OWNED (1)            (1)(2)
    ------------------------------------                         ----------------------     -----------------------
    Marvin E. Greenfield   (3)(4)(5)(6)(7)                          1,070,020                   37.9%



    Paul Rosen  (3)                                                     6,563                     .3



    Judith Kardos  (3)                                                  1,600                      *



    Paul Woolford  (3)(7)                                              62,500                    2.7



    Plymouth Partners, Ltd.                                           200,000                    8.5

    Ira Russack  (8)                                                  175,000                    7.4
    504 Broadway
    New York, NY  10012

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

                                                                                BENEFICIAL OWNERSHIP
                                                                 --------------------------------------------------
                                                                   NUMBER OF SHARES OF            APPROXIMATE
                                                                      COMMON STOCK            PERCENTAGE OF CLASS
    NAME AND ADDRESS OF BENEFICIAL OWNER                          BENEFICIALLY OWNED (1)            (1)(2)
    ------------------------------------                         ----------------------     -----------------------

    Ballydine Investments Ltd.  (9)                                     203,990                    8.7
    55 Mulgrave Street
    Dun Laoghaire
    County of Dublin, Eire

    Arnold Poliskin   (10)                                              200,000                    7.8
    333 Rector Place
    New York, NY   10280

    Officer and directors as a Group (five persons)                   1,140,683                   40.3



--------------------------
*  Represents less than one percent of the Common Stock outstanding.

(1)      There were 2,296,368 shares of Common Stock outstanding as of June 30,
         1999.

(2) For purposes hereof, a person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date of determination, upon the exercise of warrants or options or conversion of convertible securities. Each beneficial owner's percentage ownership is determined by assuming that any warrants, options or convertible securities that are held by such person (but not those held by any other person) and which are exercisable or convertible within 60 days from the date hereof, have been exercised or converted.

(3) The address of each of these persons is c/o Company, 477 Madison Avenue, Suite 701, New York, NY 10014.

(4)      Director, President, Chief Executive Officer and Treasurer of Regent.

(5) Includes 254,375 shares held by Mr. Greenfield's wife, issued in connection with a financing arrangement, 3,345 shares held of record by National BMF Corp. ("NBMF") and 25,000 shares held of record by Profitmargin Limited ("Profitmargin"), a company located in London, England. The outstanding common stock of NBMF is owned by Mr. Greenfield's daughter and a trust for which she is sole beneficiary. Mr. Greenfield's wife is the sole trustee of the trust. Mr. Greenfield is also the President of NBMF. The outstanding equity interest in Profitmargin is owned equally by Mr. Greenfield's wife and NBMF.

(6) Includes (i) 200,000 shares issuable at a price of $.0666 per share upon the exercise of options, which are exercisable until October 30, 2006, (ii) 200,000 shares issuable at a price of $1.00 per share upon the exercise of options, which are exercisable until October 30, 2006,
         (iii) 75,000 shares issuable at a price of $.0666 per share upon the exercise of option, which are exercisable until October 30, 2007.


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

(7)      Includes 25,000 shares issued in connection with the sale of Krystal.

(8)      Includes (i) 150,000 shares issued upon the exercise of warrants and
         (ii) 25,000 shares issued in connection with a financing arrangement.

(9)      Includes 203,990 shares issued upon the exercise of warrants.

(10) Includes 200,000 shares issuable at a price of $2.50 per share until November 1, 2000.



                                LEGAL PROCEEDINGS

         As of June 30, 1999, Regent is not subject to any legal proceedings which are material to the consolidated results of operations or financial condition of the company.

                        DIRECTORS AND EXECUTIVE OFFICERS

EXISTING DIRECTORS AND OFFICERS.

         The names, ages and positions of all directors and executive officers of the Regent as of May 31, 1999 are listed below, followed by a brief account of their employment history. All directors hold office until the next annual meeting of stockholders and the election and qualification of their successors. Vacancies on the Board of Directors may be filled by the remaining directors until the next annual stockholder's meeting. Officers serve at the discretion of the Board. The Board has no committees. The Company has not to date paid directors fees for service on the Board of Directors or any committee thereof. The directors of the Company are as follows:


                NAME                            AGE                  POSITION
                ----                            ---                  --------
        Marvin E. Greenfield                    67        President, Chief Executive Officer
                                                          Treasurer, Chief Financial Officer
                                                          and Director
        Paul Rosen                              68        Director
        Paul R.C. Woolford                      49        Director
        Judith Kardos                           36        Secretary and Director

Paul Rosen was elected to the Board of Directors as a Director to replace Arnold Poliskin in July 1997.

         The following is a brief summary of the background of each executive officer and director of Regent.

MARVIN E. GREENFIELD, Mr. Greenfield has served as the President, Director and Chief Executive Officer of the Regent since July 1, 1992. He is, and has been since 1978, president of the Mast Group, Inc. ("Mast"), a company providing management services to real estate entities with offices located in New York City, N.Y. and Miami and Florida. Mr. Greenfield filed a voluntary petition for personal bankruptcy pursuant to Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the


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

Southern District of Florida on September 16, 1992, which was converted to a proceeding under Chapter 7 of the Bankruptcy Code. Mr. Greenfield was discharged pursuant to such proceedings in November 1997.

PAUL ROSEN, Mr. Rosen became a Director of the Regent in July, 1997. Mr. Rosen is the Chief Executive Officer of Prose Management, Inc., a real estate management company, has been in the residential construction business since 1957, and has built more than 3,000 apartment or condominium units as well as various free-standing, retail food stores. Since 1973, he has been engaged in the management of apartment buildings, office buildings and shopping centers throughout the southeastern U.S. and Puerto Rico.

PAUL R. C. WOOLFORD, Mr. Woolford became a Director of Regent in March, 1995. He was employed by Krystal Group, Inc., a former subsidiary of Regent Group, Inc., from July 1992 through May 1998. From March 1993 through May 1998, he was a managing director of Krystal Group, Inc. From May 1998 to the present, he has been a managing director of Cool Water Ltd. In London, England.

JUDITH KARDOS, Ms. Kardos has been the Secretary of the Regent since July 1, 1992. She became a director on July 1992. She was employed by Mast from 1984 through November 1993 as an executive assistant.

        NOMINEES. The following persons will be appointed to serve as the directors of Regent upon consummation of the transactions contemplated by the Purchase Agreement pursuant to Article III, Section 2 of Regent's By-laws. Under the By-laws, no shareholder approval is required.

ANTHONY L. ESCAMILLA, Age 34. Mr. Escamilla will be appointed to serve as a director and chief executive officer and chief financial officer of Regent by the existing board of directors upon consummation of the transactions contemplated by the Purchase Agreement. Mr. Escamilla has served as the secretary/ treasurer of Stock Siren since March 1999. Mr. Escamilla is a self-employed financial advisor to various business and aids them in raising capital, preparing offering memoranda, the establishment of financial policies and the preparation of marketing materials. He is the director of Independent Music Group, Inc., a publicly-held company. From January 1993 through October 1997 he was employed by The Long Term Credit Bank of Japan, Ltd.

ROBERT M. LONG, Age 40. Mr. Long will be appointed to serve as a director and chairman of Regent by the existing board of directors upon consummation of the transactions contemplated by the Purchase Agreement. Currently the Chairman of Stock Siren, Mr. Long has been an investment banker, working as a sole proprietor from 1983 to 1997, and with LongView Partners, Inc. from 1997 to present. Mr. Long has served as Director and Secretary for NOXSO Corp. (member of compensation committee), and as Director for Denning Mobile Robotics, Inc. and ROMAX (Member of compensation committee).

ERIC J. MILLER, Age 32. Mr. Miller will be appointed to serve as a director and president of Regent by the existing board of directors upon consummation of the transactions contemplated by the Purchase Agreement. Currently a member of Stock Siren and Vice President of Sales for ERO Inc., Mr. Miller worked in investor relations for ShareHolders Solutions, Inc. from 1996 to 1998. There, he implemented several investor relations programs for public companies and helped in attracting retail interest of the stocks represented by the firm. He was also involved in setting up broker meetings for the client companies to get their information to a database of over 70,000 brokers on a cost-effective basis. Within a 7-month period ERO represented over 10 clients for the above services, representing over $100,000 in


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

revenues for the quarter ending March 1999. From 1993 to 1996, Mr. Miller was a stockbroker for D.E. Frey, Inc. and Rocky Mountain Securities.

ANTHONY C. VICKERSON, Age 40. Mr. Vickerson will be appointed to serve as a director and chief operating officer of Regent by the existing board of directors upon consummation of the transactions contemplated by the Purchase Agreement. Currently the President and member of Stock Siren, Mr. Vickerson served as President for Red Stone Partnership, Inc. and General Partner for Red Stone Partner, L.P. from 1997 to 1999. He was also the Senior Vice President for Roan Capital Partners from 1995 to 1997, and Senior Vice President and Sales Manager for Shamus Capital during 1995.

F. ALBERT LANDWEHR, JR., Age 43. Mr. Landwehr will be appointed to serve as a director of Regent by the existing board of directors upon consummation of the transactions contemplated by the Purchase Agreement. Mr. Landwehr has over 15 years of diverse experience in financial management and analysis. From October 1998 through the present, he has been a principal of Sentinel Financial Corp. of Atlanta, Georgia, and a founder of that firm. From March 1996 through September 1998 he was managing director and president of affiliated companies at Select Capital Markets of Atlanta, Georgia. From December 1992 until February 1996 he was employed by Lieberman & Lieberman of Memphis, Tennessee.


                   CERTAIN RELATIONS AND RELATED TRANSACTIONS

         Barbara Greenfield, the wife of Marvin E. Greenfield, the President, Chief Executive Officer and a Director of the Company, collateralized the Company's note to Republic National Bank of New York dated March 20, 1998, in the principal amount of $100,000 with a certificate of deposit. In addition, unsecured notes, dated July 31, 1997 through July 6, 1998, in the amount of $432,500, are payable by the Company to Mrs. Greenfield representing advances made by Mrs. Greenfield to Regent. In connection with these notes, Mrs. Greenfield received 254,375 shares of Regent common stock as additional consideration. The Company has recorded interest expense in the amount of $275,202 for the year ended July 31, 1998, of which $19,297 is included in accrued expenses at July 31, 1998.

         Unsecured Notes, dated January and July 1998, in the amount of $55,000 are payable to Mrs. Felicia Rubin, the daughter of Mr. Greenfield, representing advances made by Mrs. Rubin to Regent. In connection with these notes, Mrs. Rubin was to receive 19,375 shares of Regent common stock, of which 18,750 was received and the balance of 625 due her as additional consideration. The Company has recorded interest expense in the amount of $36,430 for the year ended July 31, 1998, of which $17,477 is included in accrued expenses at July 31, 1998.

         The Company borrowed $175,000 from Plymouth Partners, Inc. On January 12, 1998. BSM, Inc., a shareholder of the Company, purchased the note. In addition, BSM, Inc. Advanced the Company an additional $125,000, of which $50,000 has been repaid. The notes are unsecured with interest varying between eight and ten percent. Interest expense for the year ending July 31, 1998, in the amount of $15,608 has been accrued to BSM, Inc.

         In November 1996, the Company issued to BSM, Inc. Warrants to purchase up to 220,000 shares of common stock at a purchase price of $1.00 per share, which are exercisable until November 1, 2000. BSM, Inc. Assigned such warrants to various individuals. All of these warrants were exercised during the year ended July 31, 1998.


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

         In September 1997, the Company borrowed $200,000 from Ira Russack, a principal shareholder of the Company. The Company issued Mr. Russack 25,000 shares of Regent common stock as additional consideration. The Company has recorded interest expense in the amount of $72,860 for the year ended July 31, 1998, of which $23,277 is included in accrued expenses at July 31, 1998.

         The Company subleases office space. The Company received $6,000 in sublease income from Mast for the year ended July 31, 1998. Mr. Greenfield is also the President of Mast. The Company believes the terms of the sublease of Mast are at least as favorable to the Company as rent which could have been obtained from unaffiliated third parties.





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



                             EXECUTIVE COMPENSATION

         The following table sets forth, for the fiscal years ended July 31, 1998, 1997 and 1996, the annual and long-term compensation of the Company's Chief Executive Officer and the two other most highly compensated executive officers of Regent ("Named Officers").


                           SUMMARY COMPENSATION TABLE

                                                    ANNUAL COMPENSATION                 LONG-TERM COMPENSATION
                                                    -------------------              ----------------------------
                                                                                                       SECURITIES
                                                                                      RESTRICTED       UNDERLYING
                                                                                        STOCK            OPTIONS
  NAME/TITLE                    YEAR        SALARY ($)     BONUS ($)    OTHER ($)    AWARD(S) ($)       SARS (#)
  ----------                    ----        ----------     ---------    ---------    ------------      ----------
Marvin Greenfield,              1998          250,000           ---          ---          ---                ---
   President and                1997          150,000       100,000          ---       40,000            475,000
   Chief Executive              1996          150,000           ---          ---          ---                ---
   Officer



(A) Mr. Greenfield and the Company entered into an employment agreement through July 31, 2001. The agreement provides for a base salary of $250,000 per year. Upon termination of Mr. Greenfield's employment by the Company except for cause of death or disability, he is to receive the sum of $750,000.

(B) During the year ended July 31, 1997, the Board of Directors approved the issuance of stock options to Mr. Greenfield to 475,000 shares of the Company's common stock. A portion of these options (options to purchase 275,000 shares) were issued for his forgiving accrued compensation in the amount of $350,000 for the period April 1, 1995 to July 31, 1997. In March 1995, Mr. Greenfield waived cash compensation payable to him from August 1, 1993 through March 31, 1995, aggregating $250,000, in exchange for the issuance of 300,000 shares of the Company's common stock.

(C) In July 1997, the Board of Directors approved a $100,000 bonus payable to Mr. Greenfield, which has not yet been paid.

(D) On February 25, 1997, Mr. Greenfield received 25,000 shares of the Company's common stock in connection with the sale of Krystal.

(E) During 1996, no named Officer received perquisites (i.e. personal benefits) in excess of the lesser of $60,000 or 10% of such individual's reported salary and bonus.

(F) "All Other Compensation" only includes amounts earned or with respect to 1996, 1997 and 1998.



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

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

        Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and officers and any persons who own more than ten percent of a registered class of the Company's equity securities, to file with the Securities and Exchange commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by SEC regulation to furnish the Company with copies of all forms they file pursuant to Section 16(a). To the Company's knowledge, based solely on a review of are required by the Securities and Exchange Commission, no officer, director or beneficial holder of more than ten percent of the Company's issued and outstanding shares of Common Stock failed to timely file with the Securities and Exchange Commission any form or report required to be so filed pursuant to Section 16(a) or the Securities Exchange Act of 1934 during the fiscal year ended July 31, 1998.




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